Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 14, 2008

TSX Group marks next milestone in Montreal Exchange deal

JANUARY 14, 2008 (TORONTO) – TSX Group Inc. today marks the next milestone towards approval of its agreement to combine with Montreal Exchange Inc. to create the new TMX Group Inc., as announced December 10, 2007.

MX today has mailed to its shareholders and filed with regulatory authorities its Notice of a special general meeting of MX shareholders and accompanying Management Proxy Circular. The Circular gives notice of the shareholder meeting to be held in Montréal on February 13, 2008, for the purpose of considering and voting on the combination. The transaction must be approved by 66 2/3% of the votes cast by shareholders at the February 13, 2008 meeting to be implemented. In addition, the completion of the transaction is subject to regulatory approval including from Quebec’s AMF.

The Circular outlines in detail the reasons why the Board of Directors of MX unanimously recommends that shareholders vote in favour of the transaction.

“We believe the combination will provide great benefits for shareholders, Quebec and Canadian capital markets, said Michael Ptasznik, Interim Co-CEO, TSX Group Inc. “We are pleased the transaction is progressing along our anticipated timelines and we are continuing to target completion of the transaction in Q1 of this year.”

Copies of the Notice and the Circular are available on www.sedar.com and www.sec.gov as well as on www.m-x.ca.

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416)
947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-
6902, Calgary Office (403) 218-2892, steve.kee@tsx.com. -Page 1-

Canada. TSX Group is headquartered in Toronto and maintains offices in
Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission (“SEC”) which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction.

Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416)
947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-
6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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